Exhibit 24

                                 Confirming Statement

This Statement confirms that the undersigned, Ashok Krishnamurthi, has authorized and designated Lisa C. Berry to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Juniper Networks, Inc. The authority of Lisa C. Berry under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regards to his ownership of or transactions in securities of Juniper Networks, Inc., unless earlier revoked in writing. The undersigned acknowledges that Lisa C. Berry is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities and Exchange Act of 1934.

Date:  September 2, 2003

s/ Ashok Krishnamurthi
Ashok Krishnamurthi